

March 18, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Actively Managed Exchange-Traded Fund Trust
          Issuer CIK: 0001418144
          Issuer File Number: 333-147622 / 811-22148
          Form Type: 8-A12B
          Filing Date: March 18, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Invesco Managed Futures Strategy ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications